UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Trecora Resources

(Name of Subject Company)

Trecora Resources

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

894648104

(CUSIP Number of Class of Securities)

Patrick D. Quarles

President and Chief Executive Officer

Trecora Resources

1650 Hwy 6 S, Suite 190

Sugar Land, TX 77478

(281) 980-5522

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Benjamin R. Wills

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Trecora Resources, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 26, 2022, relating to the tender offer (the “Offer”) by Balmoral Swan MergerSub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned, direct subsidiary of Balmoral Swan Parent, Inc., a Delaware corporation (“Parent”), which is controlled by certain funds managed by affiliates of Balmoral Funds, LLC (“Balmoral Funds”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company (the “Shares”), at a price per Share of $9.81, in cash, net to the holder thereof, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Merger Sub with the SEC on May 25, 2022. The Offer to Purchase is filed as Exhibit (a)(1)(A) to the Schedule 14D-9 and is incorporated herein by reference. The Letter of Transmittal is filed as Exhibit (a)(1)(B) to the Amendment No. 1 to Tender Offer Statement on Schedule TO filed by Merger Sub with the SEC on June 7, 2022.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item	8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as a new subsection following the heading entitled “Item 8. Additional Information – Annual Quarterly Reports” on page 56:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on June 24, 2022. The Depositary and Paying Agent has indicated that, as of the Expiration Time, a total of 16,781,352 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 70.73% of the issued and outstanding Shares as of the Offer Expiration Time.

The number of Shares validly tendered and not withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Merger Sub irrevocably accepted for payment all such Shares validly tendered into and not withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, on June 27, 2022, the Company expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. At the Effective Time, each outstanding Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly by the Company (or any wholly owned subsidiary the Company), Parent, Merger Sub or any of their respective affiliates, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly demanded their appraisal rights in accordance with Section 262 of the DGCL), will be cancelled and automatically converted into the right to receive the Offer Price. Following the Merger, all Shares will be delisted from NYSE and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRECORA RESOURCES

By:	/s/ Patrick D. Quarles
	Name:	Patrick D. Quarles
	Title:	President, Chief Executive Officer and Director

Dated: June 24, 2022

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